UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

VWR Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

91843L 103

(CUSIP Number)

Avantor, Inc.

3477 Corporate Parkway

Center Valley, PA 18034

Attention: Chief Legal Officer

(610) 573-2602

Copy to:

Alan Klein

Elizabeth A. Cooper

Benjamin P. Schaye

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

212-455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP NO. 91843L 103

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Avantor, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 45,750,000*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,750,000*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%**
14.	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of 45,750,000 shares of Issuer’s Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Issuer’s Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
**	Based on the number of shares of Common Stock outstanding as of April 28, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017.

CUSIP NO. 91843L 103

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Vail Acquisition Corp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 45,750,000*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,750,000*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%**
14.	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of 45,750,000 shares of Issuer’s Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Issuer’s Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
**	Based on the number of shares of Common Stock outstanding as of April 28, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017.

CUSIP NO. 91843L 103

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. New Mountain Partners III Cayman (AIV-B), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 45,750,000*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,750,000*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%**
14.	TYPE OF REPORTING PERSON PN

*	Beneficial ownership of 45,750,000 shares of Issuer’s Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Issuer’s Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
**	Based on the number of shares of Common Stock outstanding as of April 28, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017.

CUSIP NO. 91843L 103

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. New Mountain Investments III (Cayman), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 45,750,000*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,750,000*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%**
14.	TYPE OF REPORTING PERSON LP

*	Beneficial ownership of 45,750,000 shares of Issuer’s Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Issuer’s Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
**	Based on the number of shares of Common Stock outstanding as of April 28, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017.

CUSIP NO. 91843L 103

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. NMI III (Cayman) GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 45,750,000*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,750,000*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%**
14.	TYPE OF REPORTING PERSON OO

*	Beneficial ownership of 45,750,000 shares of Issuer’s Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Issuer’s Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
**	Based on the number of shares of Common Stock outstanding as of April 28, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017.

CUSIP NO. 91843L 103

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Steven B. Klinsky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 45,750,000*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,750,000*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%**
14.	TYPE OF REPORTING PERSON IN

*	Beneficial ownership of 45,750,000 shares of Issuer’s Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Issuer’s Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
**	Based on the number of shares of Common Stock outstanding as of April 28, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017.

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of VWR Corporation, a Delaware corporation (“VWR” or the “Issuer”). The address of the principal executive office of the Issuer is Radnor Corporate Center, Building One, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087.

Item 2.	Identity and Background

(a)-(c), (f) This statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following (each a “Reporting Person”, and collectively, the “Reporting Persons”):

1.	Avantor, Inc., a Delaware corporation (“Avantor”), c/o Avantor, Inc., 3477 Corporate Parkway, Center Valley, Pennsylvania 18034;

2.	Vail Acquisition Corp, a Delaware corporation (“Merger Sub”), c/o Avantor, Inc., 3477 Corporate Parkway, Center Valley, Pennsylvania 18034;

3.	New Mountain Partners III Cayman (AIV-B), L.P., a Cayman Islands exempted limited partnership (“NM Cayman III”), c/o NMI III (Cayman) GP, Ltd., 787 7th Avenue, 49th Floor, New York, New York 10019;

4.	New Mountain Investments III (Cayman), L.P., a Cayman Islands exempted limited partnership (“NM Cayman Investments III”, and together with NM Cayman III, the “New Mountain Funds”), c/o NMI III (Cayman) GP, Ltd., 787 7th Avenue, 49th Floor, New York, New York 10019;

5.	NMI III (Cayman) GP, Ltd., a Cayman Islands limited company (“NM Cayman Investments III GP”), 787 7th Avenue, 49th Floor, New York, New York 10019; and

6.	Steven B. Klinsky, a United States citizen, c/o New Mountain Capital, 787 7th Avenue, 49th Floor, New York, New York 10019.

Merger Sub is a wholly owned direct subsidiary of Avantor. NM Cayman III is the controlling shareholder of Avantor. NM Cayman Investments III is the general partner of NM Cayman III. NM Cayman Investments III GP is the general partner of NM Cayman Investments III. Steven B. Klinsky is the sole director of NM Cayman Investments III GP.

Information as to each of the executive officers and directors of Avantor, Merger Sub and NM Cayman Investments III GP is set forth on Schedule I hereto.

Avantor is a global supplier of ultra-high-purity materials for the life sciences and advanced technology markets. Merger Sub was formed solely for the purposes of entering into the transactions described in Item 4 below. Each of the New Mountain Funds was formed to seek long-term capital appreciation through direct investment in growth equity transactions, leveraged acquisitions, and management buyouts. NM Cayman Investments III GP is principally engaged in the business of serving as the general partner of NM Cayman Investments III. Mr. Klinsky is engaged principally in the business of serving as the sole director of NM Cayman Investments III GP and as the Chief Executive Officer and managing member of New Mountain Capital, LLC, a Delaware limited liability company which is principally engaged in managing private equity funds.

(d) –(e) During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons identified in Schedule I: (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Varietal Distribution Holdings, LLC (the “Stockholder”), who is the record and/or beneficial owner of 45,750,000 shares of Common Stock (the “Subject Shares”), has entered into the Voting Agreement (as defined in Item 4) with Avantor and Merger Sub. The Reporting Persons did not pay any consideration to the Stockholder in respect of the Voting Agreement.

The Stockholder entered into the Voting Agreement to induce Avantor and Merger Sub to enter into the Merger Agreement described in Item 4.

Item 4.	Purpose of Transaction

Merger Agreement

On May 4, 2017, (i) the Issuer, Avantor and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of all parties, Merger Sub will be merged with and into the Issuer (the “Merger”). Upon effectiveness of the Merger, each outstanding share of Common Stock, other than shares owned by the Avantor, Merger Sub or the Issuer and any dissenting shares, will be converted into the right to receive an amount per share equal to $33.25 in cash without interest.

Consummation of the Merger is subject to various customary conditions, including the adoption of the Merger Agreement by the Issuer’s stockholders, the absence of legal restraints preventing or prohibiting the Merger, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and obtaining any required clearance, consent, approval or waiver under any applicable foreign antitrust law, notification of approval from the Committee on Foreign Investment in the United States (if applicable) and the Treasurer of the Commonwealth of Australia (or his or her delegate), the accuracy of the representations and warranties contained in the Merger Agreement (subject to certain materiality qualifiers) and compliance with covenants and agreements in the Merger Agreement in all material respects.

Voting Agreement

In connection with the Merger Agreement, on May 4, 2017 the Stockholder entered into a Voting Agreement with Avantor and Merger Sub (the “Voting Agreement”) with respect to the Subject Shares. Pursuant to the Voting Agreement, subject to certain exceptions, the Stockholder agreed to vote or cause to be voted, at the meeting of the stockholders of the Issuer to be held for the purpose of adopting the Merger Agreement, the Subject Shares in favor of adopting the Merger Agreement, the Merger, the other transactions contemplated thereby and each of the actions contemplated by the Merger Agreement in respect of which approval of the Issuer’s stockholders is requested, and against, among others, any other proposal or action that is intended or could reasonably be expected to prevent or interfere with the Merger or other transactions contemplated by the Merger Agreement. In addition, the Stockholder granted Avantor an irrevocable proxy to vote such Stockholder’s Subject Shares in the manner contemplated by the Voting Agreement and agreed not to transfer such shares during the term of the Voting Agreement.

The Voting Agreement will terminate upon the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) consummation of the Merger, (iii) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces that amount, changes the form or otherwise adversely affects the consideration payable to the Stockholder in the Merger and (iv) the mutual written consent of all the parties to the Voting Agreement.

The foregoing summaries of the Merger Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibits 2 and 3, respectively.

Other than as described above, the Reporting Persons do not currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

The information set forth in Items 2, 3 and 4 is hereby incorporated herein by reference.

(a) and (b)    Immediately prior to the execution of the Voting Agreement, the Reporting Persons did not own any shares of Common Stock. However, upon execution of the Voting Agreement as of May 4, 2017, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each Reporting Person may be deemed to have shared voting power with respect to (and therefore beneficially own) 45,750,000 shares of Common Stock, representing approximately 34.7% of the Common Stock outstanding as of April 28, 2017 (based on the number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017). Accordingly, the percentage of the outstanding Common Stock that may be deemed to be beneficially owned by each Reporting Person is approximately 34.7%.

Except as set forth above, no Reporting Person nor, to the best of each Reporting Person’s knowledge, any of the individuals named in Schedule I hereto, beneficially owns any shares of Issuer Common Stock.

The Reporting Persons disclaim beneficial ownership of any Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)    Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, neither any Reporting Person nor any person listed in Schedule I has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)    Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, neither any Reporting Person nor any person listed in Schedule I hereof has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Item 5.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement, dated as of May 15, 2017, by and among the Reporting Persons.

2.	Agreement and Plan of Merger, dated as of May 4, 2017, among Avantor, Inc., Vail Acquisition Corp and VWR Corporation (incorporated by reference to Exhibit 2.1 to VWR Corporation’s Current Report on Form 8-K dated May 5, 2017, and hereby incorporated herein by reference).

3.	Voting Agreement, dated as of May 4, 2017, among Avantor Inc., Vail Acquisition Corp and VWR Corporation (incorporated by reference to Exhibit 10.1 to VWR Corporation’s Current Report on Form 8-K dated May 5, 2017, and hereby incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2017

Signatures:	AVANTOR, INC.

	By:	/s/ Michael Stubblefield
Michael Stubblefield President and Chief Executive Officer

VAIL ACQUISITION CORP

	By:	/s/ Matthew Holt
Matthew Holt President

NEW MOUNTAIN PARTNERS III CAYMAN (AIV-B), L.P.

	By:	New Mountain Investments III (Cayman), L.P., its general partner

	By:	NMI III (Cayman) GP, Ltd., its general partner

	By:	/s/ Steven B. Klinsky
Steven B. Klinsky Director

NEW MOUNTAIN INVESTMENTS III (CAYMAN), L.P.

By:	NMI III (Cayman) GP, Ltd., its general partner

By:	/s/ Steven B. Klinsky
Steven B. Klinsky Director

NM III (CAYMAN) GP, LTD.

By:	/s/ Steven B. Klinsky
Steven B. Klinsky Director

Steven Klinsky

/s/ Steven B. Klinsky

SCHEDULE I

Avantor, Inc.

Directors and Executive Officers

Except as indicated below, each person’s business address is c/o Avantor, Inc., 3477 Corporate Parkway, Center Valley, Pennsylvania 18034, and each such person is a United States citizen.

Name	Present Principal Occupation
Directors

Nicolas Barthelemy	Director, Repligen Corporation and Fluidigm Corporation

Matthew Bennett	Operating Partner at New Mountain Capital LLC; Director, CIOX Health

Richard Compton	Retired

Rajiv Gupta	Chairman of the Board; Senior Advisor to New Mountain Capital; Director, Arconic Inc., Delphi Automotive plc, HP Inc. (formerly Hewlett Packard), IRi Group and the Vanguard Group

Matthew Holt	Managing Director of New Mountain Capital LLC; Director, CIOX Health, Convey Health Solutions, Inc., Equian LLC, Gelest, Inc., Zep, Inc. and Topix Pharmaceuticals

Steven B. Klinsky	Chief Executive Officer of New Mountain Capital, LLC; Director, New Mountain Finance Corporation

Charles Kummeth	President and Chief Executive Officer of Bio-Techne Corp.; Director, Bio-Techne Corp and Sparton Corp.

Jean-Paul Mangeolle	President of Sciex

Andre Moura	Managing Director of New Mountain Capital, LLC; Director, ACA Compliance Group, Bellerophon Therapeutics, Gelest, Inc., Island Medical Management, Medical Specialties Distributors and Topix Pharmaceuticals

John Peacock	Chairman and Executive Director of Arix Bioscience PLC; Director and Chairman, Bellerophon Therapeutics, Inc.; Director, Kite Pharma, Inc.

Michael Stubblefield	President and Chief Executive Officer

Executive Officers

Michael Stubblefield	President and Chief Executive Officer

Mark Armstrong	Chief Financial Officer and Treasurer

Joseph Braun	Chief Legal Officer and Secretary

Bjorn Hofman	Executive Vice President, Biopharmaceuticals, Research & Diagnostics

Ashish Kulkarni	Executive Vice President and Chief Technology Officer

Devashish Ohri	Executive Vice President, APAC and MEA

Corey Walker	Executive Vice President, Biomaterials and Advanced Technologies

Michael Rettig	Chief Compliance and Risk Officer, Senior Vice President, Law and Assistant Secretary

Stacy Broad	Deputy General Counsel

Eric McAllister	Chief Human Resources Officer

Allison Hosak	Senior Vice President, Global Communications

Vail Acquisition Corp

Directors and Executive Officers

Except as indicated below, each person’s business address is c/o Avantor, Inc., 3477 Corporate Parkway, Center Valley, Pennsylvania 18034, and each such person is a United States citizen.

Name	Present Principal Occupation
Directors

Matthew Holt	Managing Director of New Mountain Capital LLC; Director, CIOX Health, Convey Health Solutions, Inc., Equian LLC, Gelest, Inc., Zep, Inc. and Topix Pharmaceuticals

Andre Moura	Managing Director of New Mountain Capital, LLC; Director, ACA Compliance Group, Bellerophon Therapeutics, Gelest, Inc., Island Medical Management, Medical Specialties Distributors and Topix Pharmaceuticals

Executive Officers

Matthew Holt	President

Andre Moura	Treasurer and Secretary

NMI III (Cayman) GP, Ltd.

Directors and Executive Officers

Except as indicated below, each person’s business address is 787 7th Avenue, 49th Floor, New York, New York 10019, and each such person is a United States citizen.

Name	Present Principal Occupation
Directors

Steven B. Klinsky	Chief Executive Officer of New Mountain Capital, LLC; Director, New Mountain Finance Corporation

Executive Officers

None

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1.	Joint Filing Agreement, dated as of May 15, 2017, by and among the Reporting Persons.

2.	Agreement and Plan of Merger, dated as of May 4, 2017, among Avantor, Inc., Vail Acquisition Corp and VWR Corporation (incorporated by reference to Exhibit 2.1 to VWR Corporation’s Current Report on Form 8-K dated May 5, 2017, and hereby incorporated herein by reference).

3.	Voting Agreement, dated as of May 4, 2017, among Avantor Inc., Vail Acquisition Corp and VWR Corporation (incorporated by reference to Exhibit 10.1 to VWR Corporation’s Current Report on Form 8-K dated May 5, 2017, and hereby incorporated herein by reference).